UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2019.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Santiago, Chile. September 10, 2019.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) announces that as part of its investor day meeting it presented the following material. The following company representatives were present: Ricardo Ramos, CEO, Gerardo Illanes, CFO, and Pablo Altimiras, VP Lithium and Iodine Business.

1 1 BREAKFAST WITH THE CEO September 10, 2019 New York

2 2 Breakfast Program 1. Speakers Introduction 2. SQM ´ s strategy 2019 - 2025. Ricardo Ramos, CEO 3. Future vision for lithium market. Pablo Altimiras, VP Lithium & Iodine Business 4. Financial position. Gerardo Illanes, CFO 5. Q&A

3 3 Today ´ s Speakers Ricardo Ramos Industrial Engineer Pontificia Universidad Católica de Chile SQM career: 1989 – Finance Advisor 1993 – Deputy CFO 1996 – CFO 2019 – CEO

4 4 Today ´ s Speakers Pablo Altimiras Industrial Engineer, MBA Pontificia Universidad Católica de Chile SQM career: 2007 – Head of Logistics Projects 2010 – Deputy Development Manager 2012 – Development and Planning Manager 2016 – VP Development and Planning 2018 – VP Lithium and Iodine Business

5 5 Today ´ s Speakers Gerardo Illanes Civil Industrial Engineer Pontificia Universidad Católica de Chile MBA Goizueta Business School of Emory University, USA SQM career: 2006 – Finance Director SQM North America 2012 – Finance Director of Commercial Offices 2016 – VP Corporate Finance 2018 – CFO

6 6 PABLO ALTIMIRAS VP Lithium and Iodine Business

7 7 Cautionary Note Regarding Forward - looking Statements SQM (NYSE : SQM, Santiago Stock Exchange : SQM - A, SQM - B) is a global company engaged in strategic industries for human development, such as health, food, clean energy and the technology that moves the world . This presentation includes statements concerning SQM’s business outlook and future economic performance, including its anticipated profitability, revenues, cash flow generation, capital expenses, performance forecast to 2025 and underlying assumptions, other financial forecasts, anticipated capacity expansions and cost synergies, product or service line growth, and estimates on the evolution and growth of certain markets and industries relevant to its business, together with other statements that are not based on historical facts, which are “forward - looking statements” as that term is defined under the U . S . Private Securities Litigation Reform Act of 1995 . These forward - looking statements reflect the intent, belief and current expectations of SQM and its management, based on currently available information, and are subject to a number of risks, uncertainties and other factors that are outside SQM ´ s control . Risks, uncertainties, and factors that could cause actual results to differ materially from those projected in such forward - looking statements include those identified in SQM ´ s public filing made with the U . S . Securities and Exchange Commission, specifically SQM ´ s most recent annual report on Form 20 - F . All forward - looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements whether as a result of new information, future developments or otherwise, except as required by law . This presentation makes reference to certain non - IFRS measures . These non - IFRS measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies . These measures are provided as additional information to complement IFRS measures by providing further understanding of SQM’s results of operations from a management perspective . Accordingly, they should not be considered in isolation nor as a substitute for analysis of SQM’s financial information reported under IFRS . A reconciliation of non - IFRS measures used in this presentation to the most comparable IFRS metric is included in the Appendix to this presentation . This presentation makes reference to market size, market growth rate and market share estimates . SQM is not aware of any independent, authoritative source of information regarding sizes, growth rates or market shares for most of its markets . Accordingly, the market size, market growth rate and market share estimates contained herein have been developed by SQM using internal and external sources and reflect its best current estimates . These estimates have not been confirmed by independent sources .

8 8 Demand opportunities Sustainable operations Supply and price dynamics 2019 - 2025 Future vision for lithium market

9 9 End customer view presents more opportunities for lithium demand LITHIUM INDUSTRY OVERVIEW - DEMAND SQM ´ s demand estimates 1 Demand estimates based on OEMs ´ EV growth announcements 2 58 60 63 65 67 70 72 74 68 72 81 89 99 112 125 139 112 142 177 218 274 352 445 562 269 307 354 407 478 573 684 820 914 744 0 100 200 300 400 500 600 700 800 900 1000 2018 2019 2020 2021 2022 2023 2024 2025 kton Li2CO3E Derivatives Technical grade Conventional batteries xEV batteries 3 5 7 10 13 18 24 0 5 10 15 20 25 2019 2020 2021 2022 2023 2024 2025 Passenger xEV ( million ) ~800 kMT of LCE 1 Source: SQM estimates 2 Source: various OEM ´ s public announcements Uses CAGR xEV batteries BEV, PHEV, HEV ~25% Conventional batteries Portables devices, ESS, E - bikes ~10% Technical grade Glasses , Frits , Greases , etc ~4% Derivatives Li CL, Metal Li, Bu Li, others ~5% 2019 2022 2025 CAGR 19' - 25' Global Sales Vehicles MM Units 84.6 87.7 89.9 1.0% China Sales Vehicles MM Units 22.3 22.8 23.0 0.5% Global Sales xEV MM Units 2.7 5.1 10.5 25.5% China Sales xEV MM Units 1.5 2.7 5.2 22.5% Global Sales Commercial xEV MM Units 0.28 0.43 0.88 21.0% Global EV penetration % 3.2% 5.9% 11.6% China EV penetration % 6.9% 11.8% 22.6% Global Battery size (BEV) kWh / unit 48 52 56 2.5% Global Battery size (PHEV) kWh/unit 13 13 13 0.6% Lithium content kg LCE/kWh 0.80 0.78 0.76 - 0.9% Source: SQM estimates Source: SQM estimates

10 10 0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 Market share (%) LFP LMO NCM 111 NCM 532 NCM 622 NCA NCM811 LH Optimistic LH Conservative Demand product mix LiOH could supass Li 2 CO 3 market share in 2024 - 2027 LITHIUM INDUSTRY OVERVIEW - DEMAND Source: SQM Market share Cathodes / Batteries and Li 2 CO 3 / LiOH demand In 2019, 70% of Li 2 CO 3 market share is represented by LFP, LMO, NCM 111 and NCM 532 batteries which use lithium carbonate only, with the exception of LFP. In 2028, those cathodes could represent ~30% of market share and NCM 811, NCM 622, NCA batteries will dominate the market. Depending on the assumptions for the NCA and NCM 811 penetration rates (~32% - 38%) and LiOH use in NCM 622 (~15% - 30%), the LiOH demand could outpace Li 2 CO 3 demand in 2024 - 2027. 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 Li2CO3 Scenarios (CAGR~10-14%) Conservative LiOH (CAGR~30%) Optimistic LiOH (CAGR~33%) Lithium demand growth, MT

11 11 New challenge for lithium producers The interconnected value chain means more complexity for lithium producers LITHIUM INDUSTRY OVERVIEW - SUPPLY Product Flow MINING REFINERY CATHODES BATTERIES EVs – 80% – 20% 14 – 70% 74 – 30% 20 – 80% 77 – 20% 9 – 80% – 20% # of Players – Market share # of Players – Market share 7 – 80% 24 – 20% Specifications/Requirements Flow • Interconnected value chain • Technical relationship with a next step along the value chain • Commercial relationship with the last step along the value chain • Increase in energy density • Decrease in technical failures • S ustainability – green footprint • Long - term supply needs • Flexibility BUSINESS DYNAMICS QUALITY SUPPLY Source: SQM estimates based on public information

12 12 The majority of new supply in 2025 will be from mineral sources LITHIUM INDUSTRY OVERVIEW - SUPPLY 1 Source. SQM estimates. Total cost includes cash cost + royalty + Capex ( incl. D&A expenses in 20 - year DCF) 2 Source. SQM estimates Cost curve in 2025 1 0 6.000 500 800 12.000 0 2.000 4.000 8.000 10.000 600 400 200 900 1.000 100 300 700 Volume ( kMT of LCE) Cost LCE , $US/MT Current capacity Expected new capacity Estimated global lithium capacity in 2025 2 ( kMT of LCE) 100% BRINE CHILE ~235 100% BRINE ARGENTINA ~82 100% MINERAL AUSTRALIA ~450 56% MINERAL CHINA ~122 44% BRINE 59% MINERAL GLOBAL ~960 41% BRINE 26% MINERAL OTHERS ~70 74% BRINE

13 13 Incentive price could reflect better future price range than the cost curve LITHIUM INDUSTRY OVERVIEW - SUPPLY 1 Source. SQM estimates. Total cost includes cash cost + royalty + Capex ( incl. D&A expenses in 20 - year DCF) 2 Source: SQM estimates. THE INCENTIVE PRICE EXERCISE ASSUMES NPV=0 FOR EACH PROJECT. THE MAIN ASSUMPTIONS FOR VALUATION ARE: WACC OF 8%, NPV PERIOD TERM 10 - 20 YEARS, ANNOUNCED CAPEX, TAXES AND WORKING CAPITAL. Cost curve 2025 1 Incentive price 2025 2 700 0 8.000 100 0 1.000 200 800 2.000 4.000 6.000 12.000 14.000 16.000 18.000 300 400 900 10.000 500 600 LCE Cost ($US/MT) Volume ( kMT of LCE) NPV 10 years NPV 20 years Current capacity 100 0 800 300 200 400 500 14.000 4.000 600 0 1.000 900 2.000 6.000 16.000 8.000 10.000 12.000 18.000 700 Volume ( kMT of LCE) LCE Cost ($US/MT)

14 14 SQM’s lithium production is sustainable SUSTAINABLE OPERATIONS Small Carbon Footprint is the main objective CARBON FOOTPRINT • SQM lithium carbonate ´ s carbon footprint is 1.5 kg CO2 - eq/kg 1 . In comparison, copper ´ s is ~3x 2 and cobalt ´ s is ~8x 3 times more. • SQM’s carbon footprint is very small because of the use of solar energy in lithium brine concentration. ENERGY FOOTPRINT • SQM’s lithium carbonate production requires ~0.27 kWh/kg 1 of energy. In comparison, cobalt and copper productions require ~46x 2 and 48x 3 times more energy respectively. • Unlike typical mining processes that rely on heavy energy consumption for blasting, grinding and extraction, SQM uses solar radiation with a longer processing time generating a lower energy footprint. WATER FOOTPRINT • SQM ´ s lithium hydroxide production consumes 27 l/kg of water. • SQM’s water footprint is very small because the process is based on solar concentration of brines, therefore there is little direct usage of freshwater. LABOR CONDITIONS & COMMUNITIES • SQM scored a 0.49 Frequency Index (Security Index) in 2018 representing 1/3 of the Chilean mining average of 1.65 (the lower the score, the better) • SQM is engaged in different programs to foster the social and economic welfare of neighboring communities. • SQM internal practices and regulations adhere to the principles contained in the Universal Declaration of Human Rights. (1) Covalent Lithium Pty, GHG Estimate for: Earl Grey Lithium Project, 2019, SQM, 2018. (2) Copper Environmental Profile, In ter national Copper Association, 2018. (3) LCA Cobalt Extraction - S. Hisan , Mar. 2019.

15 15 Salar de Atacama Water Rights (1) Cradle - to - gate life cycle assessment of global manganese alloy production, International Manganese Institute, 2016. (2) Conc entrator. Cochilco Report, 2017. (3) Covalent Lithium Earl Grey, EPA, Jan. 2019. (4) Covalent Lithium Earl Grey, EPA, Jan. 2019 & Tianqui report 2017: Hongtianqi Lithium Industry Co., Ltd. (5) SQM Estimates. The LiOH water footprint calculation includes the entire production process from the raw material extraction through final packaging i n the plant. Calculations made for lithium are preliminary and are subject to change depending on the methodology. 6.9% SQM SALAR 52.3% LARGE - SCALE MINES 40.8% OTHERS Only 2.1% is used Water Consumption, l/kg 45.5 11.6 56.3 11.3 0.9 1 13.4 25.6 0 10 20 30 40 50 60 Li2CO3_brine (5) LiOH_brine (5) Li2CO3_spodumene (4) LiOH_spodumene (3) Copper (Cathode) (2) Manganese (Alloy) (1) Total Fresh Water Recycled Waste Water SQM ´ s water footprint is low Brine reservoir must not be confused with water aquifer A reservoir is a porous geological formation, which is able to transmit the liquid or gas that it contains. There are 3 main reservoir types: gas/petroleum, brines and aquifers. Brines reservoirs are mining resources and aquifers are water resources. • SQM produces lithium from high density brines, which contain six times the amount of salt in seawater. • SQM uses minimal fresh water in the Salar de Atacama to support potassium and lithium production.

16 16 Positive outlook on lithium market there will be enough demand to ensure our growth CONCLUSION Solid demand fundamentals support the vision of an important growth in the next several years. Demand Lithium remains the only mineral for which demand grows at a double digit rate. Significant increase in near - term capacity is positive for the industry ´ s long - term growth. Supply Considering both demand fundamentals and supply cost structure, equilibrium price could be higher than historic average, even in double digits. The true driver behind EV revolution is CO 2 reduction, a commitment which requires sustainable EV value chain . Sustainability With low carbon footprint for lithium, SQM contributes to the environmentally sustainable development of the industry.

17 17 RICARDO RAMOS CEO of SQM

18 18 Reliable Operations in Chile and abroad are our competitive advantage GROWTH OPPORTUNITIES IN ALL BUSINESS LINES ACCESS TO UNIQUE NATURAL RESOURCES LOW - COST OPERATIONS DIVERSIFIED GLOBAL NETWORK IN - HOUSE DEVELOPED KNOW - HOW MARKET LEADER POSITION IN MOST OF OUR BUSINESSES

19 19 Gross Profit LTM (*) US$ m 653 Specialty Plants Nutrition 159 Industrial Chemicals / Solar Salts 23 Iodine and derivatives 125 Lithium and derivatives 302 MOP / SOP 43 Others 2 (*) LTM: June 18 / June 19 Long Term Strategy 2019 2025 GROWTH OPPORTUNITIES IN ALL BUSINESS LINES 48 й 52 й Strategy with numbers • We set clear targets for 2025 • Targets are specific objectives that allow us to focus, prioritize and allocate resources Why 2025 ? • Our businesses are capital intensive • Mining projects require long development periods • Long - term business strategies are required • Consistency between our CAPEX and our long - term goals is fundamental ... Quarterly performance is essential to meet our long - term goals... • Twelve months ended June 30, 2019. Gross Profit includes depreciation & amortization expenses

20 20 Long Term Strategy 2019 2025 GROWTH OPPORTUNITIES IN ALL BUSINESS LINES Specialty Plant Nutrition LTM Target 25 Diff Sales Volume (1) ThTons 1,062 > 1,400 338 5% growth per year 400 600 800 1,000 1,200 1,400 1,600 2015 2016 2017 2018 LTM 2020 2021 2022 2023 2024 2025 SPN Target Sales ThTons • To continue our sales efforts in more than 100 countries, growing along with the new agricultural techniques: Fertirrigation , Hydroponics and Greenhouse • New applications development • Potassium Nitrate can be considered the best specialty plant nutrient: Potash and nitrate nitrogen source , chlorine free and fully water soluble (1) approximately 70% corresponds to SQM nitrates

21 21 Specialty Plant Nutrition LTM Target 25 Diff Sales Volume (1) ThTons 1,062 > 1,300 238 3.5% gpy (238 ~ eq 170 SQM Pot Nitr) Margin per Ton $/Ton 149 > 220 70 Price: 2% gpy / Cost: 1.5% gpy - 35 $/t Long Term Strategy 2019 2025 GROWTH OPPORTUNITIES IN ALL BUSINESS LINES • Cost Reduction Initiatives • Productivity increase • Production capacity expansion • Reduction of potassium chloride costs • Increased sales of soluble potassium nitrate (1) approximately 70% corresponds to SQM nitrates • Margin per Ton includes depreciation & amortization expenses

22 22 Specialty Plant Nutrition LTM Target 25 Diff Sales Volume (1) ThTons 1,062 > 1,300 238 3.5% gpy (238 ~ eq 170 SQM Pot Nitr) Margin per Ton $/Ton 149 > 220 70 Price: 2% gpy / Cost: 1.5% gpy - 35 $/t SPN Gross Profit US$ m. 159 > 286 127 Long Term Strategy 2019 2025 GROWTH OPPORTUNITIES IN ALL BUSINESS LINES Growth opportunities in SPN business could result in more than US$127 million of gross profit contribution by 2025 (1) approximately 70% corresponds to SQM nitrates • Gross Profit and Margin per Ton include depreciation & amortization expenses

23 23 Industrial Chem. / Solar Salts LTM Target 25 Diff Sales Volume Industrial Nitr. ThTons 82 > 120 37 2% gpy. + 25 tht. Sales Volume Solar Salts ThTons - > 200 200 Total ThTons 82 > 320 237 Long Term Strategy 2019 2025 GROWTH OPPORTUNITIES IN ALL BUSINESS LINES • Industrial Nitrates business growth assumes at least 2% annual growth and an additional demand of 25k MT for a new application • 2018 solar salts sales volumes registered in the 1H of 2018 and 2019 sales volumes are projected for the 2H of the year • Solar salts sales volumes contracted for the CSP project in the Middle East (700 MW of 5,000 MW) are expected to be approximately 154k MT in 2020, 224k MT in 2021 and 85k MT in 2021 • By 2025, the solar salts demand for CSP around the world could surpass 1 million MT per year (Spain, Saudi Arabia, South Africa, Australia, USA, Morocco, UAE, Oman, etc.)

24 24 Long Term Strategy 2019 2025 GROWTH OPPORTUNITIES IN ALL BUSINESS LINES Industrial Chem. / Solar Salts LTM Target 25 Diff Sales Volume Industrial Nitr. ThTons 82 > 120 37 2% gpy. + 25 tht. Sales Volume Solar Salts ThTons - > 200 200 Total ThTons 82 > 320 237 Thermal Storage Process (Solar Salts)

25 25 Industrial Chem. / Solar Salts LTM Target 25 Diff Sales Volume Industrial Nitr. ThTons 82 > 120 37 2% gpy. + 25 tht. Sales Volume Solar Salts ThTons - > 200 200 Total ThTons 82 > 320 237 Margin per Ton Ind. Nitrates $/Ton 278 > 325 47 Price: 1.5% gpy / Cost: 1.5% gpy - 20 $/t Margin per Ton Solar Salts $/Ton - > 315 Industrial Chem. G.P. US$ m. 23 > 102 79 Long Term Strategy 2019 2025 GROWTH OPPORTUNITIES IN ALL BUSINESS LINES Growth opportunities in Industrial Chemicals / Solar Salts business could result in more than US$79 million of gross profit contribution by 2025 • Gross Profit and Margin per Ton include depreciation & amortization expenses

26 26 Iodine and derivatives LTM Target 25 Diff Sales Volume ThTons 13.2 > 16.2 3.0 3.5% growth per year Long Term Strategy 2019 2025 GROWTH OPPORTUNITIES IN ALL BUSINESS LINES • Annual demand growth is expected to be approximately 3% • SQM expects to increase its market share by 1% annually reaching ~37% in the next 6 years • Main uses: • Human consumption • X ray contrast media • Disinfectants • Catalysts • Pharmaceuticals, etc.

27 27 Iodine and derivatives LTM Target 25 Diff Sales Volume ThTons 13.2 > 16.2 3.0 3.5% growth per year Margin per Kg $/Kg 9.5 > 17.2 8 Price IVQ19 + 1.5% gpy / Cost: 1.5% gpy - 2 US$/kg Long Term Strategy 2019 2025 GROWTH OPPORTUNITIES IN ALL BUSINESS LINES • The expected price of the 4Q2019 adjusted for inflation • Cost reduction Initiatives • Productivity increase • Production capacity expansion • Heap leaching process improvements • Gross Profit and Margin per kg include depreciation & amortization expenses Margin improvements assume:

28 28 Iodine and derivatives LTM Target 25 Diff Sales Volume ThTons 13.2 > 16.2 3.0 3.5% growth per year Margin per Kg $/Kg 9.5 > 17.2 8 Price IVQ19 + 1.5% gpy / Cost: 1.5% gpy - 2 US$/kg Iodine G.P. US$ m. 125 > 279 154 Long Term Strategy 2019 2025 GROWTH OPPORTUNITIES IN ALL BUSINESS LINES Growth opportunities in Iodine business could result in more than US$154 million of gross profit contribution by 2025 • Gross Profit and Margin per kg include depreciation & amortization expenses

29 29 Long Term Strategy 2019 2025 GROWTH OPPORTUNITIES IN ALL BUSINESS LINES • Nitrates / Iodine operations Capex includes: • Potassium Nitrate facility NPT III capacity increase • New Dual Potassium Nitrate / Sodium Nitrate facility: NPT IV • New Sodium Nitrate facility: Sur Viejo • Sea water pipe line: 900 l/s • Iodine plants capacity increase • Nitrates: projected capacity 2023: 1.4 million MT / projected minimum sales volumes 2025: 1.2 million MT • Iodine: projected capacity 2023: 18.5k MT / projected minimum sales volumes 2025: 16.2k MT Nitrates / Iodine CAPEX 2019 / 2023 Average CAPEX US$ m 792 158 CAPEX Growth 530 106 CAPEX Maitenance 262 52

30 30 Long Term Strategy 2019 2025 GROWTH OPPORTUNITIES IN ALL BUSINESS LINES • CAPEX Growth: US$530 million • Gross Profit increase target (SPN, Industrial Chemicals and Iodine) > US$360 million by 2025 • Gross Profit includes depreciation & amortization expenses Nitrates / Iodine CAPEX 2019 / 2023 Average CAPEX US$ m 792 158 CAPEX Growth 530 106 CAPEX Maitenance 262 52

31 31 142 562 72 139 93 119 0 100 200 300 400 500 600 700 800 900 1,000 2019 2025 Lithium Demand ThTons Long Term Strategy 2019 2025 GROWTH OPPORTUNITIES IN ALL BUSINESS LINES • 65 k MT of sales volumes in 2020 could help restore SQM  s 2017 market share of 18% • The average demand growth is assumed to be approximately 18% per year in 2020 – 2025 (16% - 20%) xEV batteries Other batteries Lithium and derivatives LTM Target 25 Diff Sales Vol Lithium from Chile ThTons 46.8 > 150 103 65 tht 2020 / 18% gpy Sales Vol Lithium from Austr ThTons > 23 23 50% SQM 0 20 40 60 80 100 120 140 160 180 200 2019 2020 2021 2022 2023 2024 2025 SQM in Chile Lithium Sales / Capacity ThTons More details on capacity expansion beyond 160k MT to be announced next year

32 32 Lithium and derivatives LTM Target 25 Diff Sales Vol Lithium from Chile ThTons 46.8 > 150 103 65 tht 2020 / 18% gpy Sales Vol Lithium from Austr ThTons > 23 23 50% SQM Lithium Price Average $/kg 14.5 ~ [10.0 - 15.0] Margin Chile $/Kg 6.5 ~ [4.3 - 7.3] 10.0 / 15.0 US$/Kg Margin Australia $/Kg ~ [3.2 - 8.2] 10.0 / 15.0 US$/Kg Long Term Strategy 2019 2025 GROWTH OPPORTUNITIES IN ALL BUSINESS LINES • CORFO payments (SP): [40% price > 10 - 25% price 7/10 - 13.7% at 10] (*) • The cost of lithium is expected, in the short term, to be at least US$0.5 lower than average LTM. • Although we have a series of cost savings initiatives, in this projection they are not considered. • Inflation is considered in the cost projection. The projected lithium prices are nominal. • Gross Profit and Margin per kg include depreciation & amortization expenses

33 33 Lithium and derivatives LTM Target 25 Diff Sales Vol Lithium from Chile ThTons 46.8 > 150 103 65 tht 2020 / 18% gpy Sales Vol Lithium from Austr ThTons > 23 23 50% SQM Lithium Price Average $/kg 14.5 ~ [10.0 - 15.0] Margin Chile $/Kg 6.5 ~ [4.3 - 7.3] 10.0 / 15.0 US$/Kg Margin Australia $/Kg ~ [3.2 - 8.2] 10.0 / 15.0 US$/Kg Lithium G.P. US$ m. 302 ~ [720 - 1.280] [418 - 978] 10.0 / 15.0 US$/Kg Long Term Strategy 2019 2025 GROWTH OPPORTUNITIES IN ALL BUSINESS LINES Growth opportunities in Lithium business could result in close to US$1 billion of gross profit contribution by 2025 • Gross Profit and Margin per kg include depreciation & amortization expenses

GROWTH OPPORTUNITIES IN ALL BUSINESS LINES

SQM

Long Term Strategy 2019 → 2025

MOP / SOP		LTM		Target 25	Diff	
Sales Volume	ThTons	620	>	782	163	balance with production of potassium nitrate
Margin per Ton	$/Ton	67	>	100	32	Price: 1.5% gpy / Cost: 1.5% gpy - 25 $/t
MOP / SOP G.P.	US$ m.	**42**	>	**78**	36	

- Return to the originally approved brine extraction levels in the Salar de Atacama.
- MOP / SOP production level is expected to return to ~1.5 million tons per year.
- A significant portion of the additional production of potassium is used as raw material to increase the potassium nitrate production.
- The cost reduction is explained by higher production levels.

Growth opportunities in MOP/SOP business could result in more than US$36 million of gross profit contribution by 2025

- Gross Profit and Margin per MT include depreciation & amortization expenses

34

35 35 Long Term Strategy 2019 2025 GROWTH OPPORTUNITIES IN ALL BUSINESS LINES • Lithium CAPEX includes: • Lithium carbonate expansion from 70k MT to 120k MT in 2H2021 • Lithium hydroxide capacity expansion • Lithium carbonate expansion from 120 k MT to 160k MT by end of 2023 • Australia: 50% of 45k MT per year lithium hydroxide plant • CAPEX Growth: ~US$1 billion • Lithium gross profit target ~ US$418 - 978 million per year • Gross Profit includes depreciation & amortization expenses Lithium --> Chile and Australia 2019 / 2023 Average CAPEX US$ m 1,332 266 CAPEX Growth 1,067 213 CAPEX Maitenance 265 53

36 36 Long Term Strategy 2019 2025 GROWTH OPPORTUNITIES IN ALL BUSINESS LINES • Other initiatives: • M&A opportunities • Geological work on SQM natural resources in the search for metallic deposits • SQM is defined as: “A mining operator based on high quality natural resources, selectively integrated in the distribution in order to maximize the value of its operations” …… potential diversifications in New Business must meet: • The profitability of the New Business must be based on sustainable competitive advantages of SQM • There must be reasonable expectations that the New Business may represent in the long term a percentage of at least 10% of the Company's EBITDA • Other initiatives: • M&A opportunities • Geological work on SQM natural resources in the search for metallic deposits • SQM  s business strategy is to be a global company, with people committed to excellence, dedicated to the extraction of minerals and selectively integrated in the production and sale of products for the industries essential for human development. Therefore, a potential diversification in a new business must meet the following criteria: • The business must be based on sustainable competitive advantages of SQM. • There must be reasonable expectations that in the long run the new business may represent at least 10% of SQM's gross profit.

37 37 Summary GROWTH OPPORTUNITIES IN ALL BUSINESS LINES • Significant opportunities to increase operational results • Growth opportunities in all business lines • Investment plan consistent with business targets Although lithium is very important for the future of SQM .... SQM is much more than lithium 16 й 6 й 16 й 57 й 4 й LITHIUM AND DERIVATIVES SPECIALTY PLANTS NUTRITION IODINE AND DERIVATIVES POTASSIUM INDUSTRIAL CHEMICALS % GROSS PROFIT 2025 average • Gross Profit considers depreciation & amortization expenses

38 38 GERARDO ILLANES CFO

COMMITMENT TO SUSTAINABLE GROWTH

SQM

Responsible management
of natural resources

SQM is working on almost quadrupling lithium production without extracting more brine from the Salar de Atacama.

SQM currently has fresh water rights of ~500 l/sec or 6.9% of total fresh water rights in the basin near the Salar de Atacama; currently using ~ 240 l/sec or 2.1% of total fresh water rights in the basin.



AT THE SPEED OF THE SUN

SQM supports this solar race as a sign of its commitment to the development of renewable energies in Chile and the world through our lithium and solar salt products.

Environmental management systems
AT ALL PRODUCTION SITES

100%
OF WATER TREATED IN SQM SEWAGE TREATMENT PLANTS IS REINCORPORATED INTO ITS PRODUCTION PROCESSES

95.8%
OF THE ENERGY REQUIRED FOR OUR OPERATIONS IS SOLAR

58%
OF THE INDUSTRIAL WASTE GENERATED IS RECYCLED BY THE COMPANY

39

40 40 Continue to uphold commitments to communities COMMITMENT TO SUSTAINABLE GROWTH Working with our neighbors to create programs which improve their quality of life and preserve their traditions. SOLIDARY WORK 2,000 hours of voluntary work in 2018 DEVELOPMENT PROGRAMS Various agricultural programs EDUCATION AND CULTURE 1,700 students in math assistance program HISTORICAL HERITAGE Music, literature, arts and tourism programs Geographic location of cities, towns and indigenous communities near SQM’s operations in the Tarapacá and Antofagasta regions. SUPPORTING OUR NEIGHBORS IN EMERGENCIES +150 PROGRAMS AND INITIATIVES

Upcoming Capex

to finance the growth

- Total Capex 2019-2023 is expected to be ~US$2.1 billion

	Lithium Chile		Lithium Australia	Iodine & Nitrates	Maintenance
PROJECT	Lithium Carbonate expansion of 50k MT.	Lithium Hydroxide expansion of 16k MT.	Mt. Holland Lithium Hydroxide integrated project of 45k MT.	Tente en el Aire: • increase iodine capacity by ~9k MT • Increase nitrates salts production to up to 6m MT • Sea water pipeline of ~ 900 l/s capacity	Annual maintenance of existing operational assets
CAPEX	**US$280 million**	**US$100 million**	**Pending Definite Feasibility Study**	**~US380 million**	**~US100 million**
PERIOD	2019-2021		2019-2021	2020-2021[1]	per annum

[1] Pending permits

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42 42 NFD 2 /Adjusted EBITDA 3 Short - term debt Long - term debt NFD 2 Low debt profile 1 access to markets in Chile and abroad US$ 509 m US$ 1,336 m US$ 605 m 0.82 1 Twelve months ended June 30, 2019 2 Net Financial Debt (NFD) = Other current financial liabilities + other non - current financial liabilities – cash – other current financial assets – hedging assets, non - current. 3 Adjusted EBITDA = Profit for the Period + Depreciation and Amortization Expenses + Finance Costs + Income Tax – Other income – O ther gains (losses) - Share of Profit of associates and joint ventures accounted for using the equity method + Other expenses by function + Net impairment gains on reversal (losses) of financial assets – Finance income – Currency differences. Further details on non - IFRS metrics can be found in the Appendix.

43 43 Strong financial position to support current and future growth Accounts Receivables ( Months of Sales) Inventory ( Months of Sales) Cash / Short - Term Financial Debt 2.3 2.4 2.7 2.7 3.0 3Q18 4Q18 1Q19 2Q19 8.1 7.1 7.4 7.7 6.0 3Q18 4Q18 1Q19 2Q19 37.3 36.8 23.4 1.6 1.0 3Q18 4Q18 1Q19 2Q19 Liquidity ( Current Assets / Current Liabilities ) Net Financial Debt / Adjusted EBITDA 2 Leverage 4.3 4.3 3.9 2.8 2.5 3Q18 4Q18 1Q19 2Q19 0.5 0.5 0.6 0.8 1.3 3Q18 4Q18 1Q19 2Q19 0.9 0.9 1.0 1.2 1.5 3Q18 4Q18 1Q19 2Q19 LTM 1 2019 Adjusted EBITDA 2 US$740 million 2019 LTM 1 Revenues US$2.1 billion EBITDA Margin 2 LTM 1 ϯ 5 й NFD/ LTM 1 2019 Adjusted EBITDA 2 0.8 Moody ´ s Baa1 Standard and Poor ´ s BBB+ 1 Twelve months ended June 30, 2019 2 Adjusted EBITDA = Profit for the Period + Depreciation and Amortization Expenses + Finance Costs + Income Tax – Other income – O ther gains (losses) - Share of Profit of associates and joint ventures accounted for using the equity method + Other expenses by function + Net imp air ment gains on reversal (losses) of financial assets – Finance income – Currency differences. Adjusted EBITDA Margin = Adjusted EBITDA/revenues. Furthe r details on non - IFRS metrics can be found in the Appendix.

44 44 Debt Maturity Profile 7,5 265 15 15 385 15 265 15 15 137 465 7,5 61 122 740 1 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 US$ million 1 Adjusted EBITDA for the twelve months ended June 30, 2019. Adjusted EBITDA = Profit for the Period + Depreciation and Amortiz at ion Expenses + Finance Costs + Income Tax – Other income – Other gains (losses) - Share of Profit of associates and joint ventures accounted for using the equity method + O ther expenses by function + Net impairment gains on reversal (losses) of financial assets – Finance income – Currency differences. Further details on non - IFRS metrics can be fou nd in the Appendix.

45 45 Dividend payout Dividend Policy 1 Dividend Payout (% of Net Income) 100% 80% 60% Current Assets / Current Financial Liabilities ≥ 2.5 2.0 1.5 (Liabilities – Cash – Other Current Fin. Assets)/Equity ≤ 0.8 0.9 1.0 If none of the above parameters are met, dividend payout would be 50% of 2019 net income 1 Please see a complete discussion of our dividend policy on our website at www.sqm.com Dividends announced and paid in 2019 Final dividend 4Q2018 US$ 109 million MAY 2019 Interim dividend 1Q2019 US$ 81 million JUNE 2019 US$ 260 million TOTAL SEPTEMBER 2019 Interim dividend 2Q2019 US$ 70 million

46 46 Proven cash generation capabilities (million US$) 0 500 1,000 1,500 2,000 2,500 H1 13 H2 13 H1 14 H2 14 H1 15 H2 15 H1 16 H2 16 H1 17 H2 17 H118 H218 1H19 Cash Generated NFD Accumulated Dividend Accumulated CAPEX

47 47 CONTACT INFORMATION GERARDO ILLANES CFO gerardo.illanes@sqm.com KELLY O’BRIEN HEAD OF INVESTOR RELATIONS kelly.obrien@sqm.com IRINA AXENOVA INVESTOR RELATIONS irina.axenova@sqm.com

48 48 LTM 06 - 2019 ( ThUS $) Profit for the Year 345,695 (+) Depreciation and amortization expenses 206,539 (+) Finance costs 70,118 (+) Income tax 141,307 EBITDA 763,659 ( - ) Other income 31,683 ( - ) Other gains (losses) 6,143 ( - ) Share of Profit of associates and joint ventures accounted for using the equity method 3,681 (+) Other Expenses by Function 30,277 (+) Net impairment gains on reversal (losses) of financial assets 2,339 ( - ) Finance income 24,258 ( - ) Currency differences - 11,877 Adjusted EBITDA 742,387 Revenues 2,106,753 Adjusted EBITDA Margin 35.24% Appendix Non - IFRS Financial Measures Reconciliation

About SQM

SQM´s business strategy is to be a global company, with people committed to excellence, dedicated to the extraction of minerals and selectively integrated in the production and sale of products for the industries essential for human development (e.g. food, health, technology). This strategy was built on the following five principles:

•	ensure availability of key resources required to support current goals and medium and long-term growth of the business;
•	consolidate a culture of lean operations (M1 excellence) through the entire organization, including operations, sales and support areas;
•	significantly increase nitrate sales in all its applications and ensure consistency with iodine commercial strategy;
•	maximize the margins of each business line through appropriate pricing strategy;
•	successfully develop and implement all lithium expansion projects of the Company, acquire more lithium and potassium assets to generate a competitive portfolio.

These principles are based on the following key concepts:

•	strengthen the organizational structure to support the development of the Company's strategic plan, focusing on the development of critical capabilities and the application of the corporate values of Excellence, Integrity and Safety;
•	develop a robust risk control and mitigation process to actively manage business risk;
•	improve our stakeholder management to establish links with the community and communicate to Chile and worldwide our contribution to industries essential for human development.

For further information, contact:

Gerardo Illanes 56-2-24252022 / gerardo.illanes@sqm.com

Kelly O’Brien 56-2-24252074 / kelly.obrien@sqm.com

Irina Axenova 56-2-24252280 / irina.axenova@sqm.com

For media inquiries, contact:

Pablo Pisani / pablo.pisani@sqm.com

Tamara Rebolledo / tamara.rebolledo@sqm.com  (Northern Region)

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make concerning the Company’s business outlook, future economic performance, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are estimates that reflect the best judgment of SQM management based on currently available information. Because forward-looking statements relate to the future, they involve a number of risks, uncertainties and other factors that are outside of our control and could cause actual results to differ materially from those stated in such statements. Therefore, you should not rely on any of these forward-looking statements. Readers are referred to the documents filed by SQM with the United States Securities and Exchange Commission, specifically the most recent annual report on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Registrant)

Date: September 10, 2019	/s/ Gerardo Illanes

By: Gerardo Illanes

CFO

Persons who are to respond to the collection of information contained SEC 1815 (04-09) in this form are not required to respond unless the form displays currently valid OMB control number.